787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 21, 2013

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock CoRI Funds File Nos. 811-22873 & 333-190251

Dear Mr. Ganley:

On behalf of BlackRock CoRI Funds (the “Trust”), this letter responds to your general comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned pursuant to a letter dated August 29, 2013 regarding the Trust’s initial registration statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) that was filed with the Commission on July 30, 2013 (the “Registration Statement”), with respect to its series, BlackRock CoRI 2015 Fund, BlackRock CoRI 2017 Fund, BlackRock CoRI 2019 Fund, BlackRock CoRI 2021 Fund, and BlackRock CoRI 2023 Fund (each, a “Fund” and collectively, the “Funds”).

We have discussed the Staff’s comments, which are restated below in italicized text, with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Although the comments and the responses are generally made with respect to one Fund (the BlackRock CoRI 2015 Fund) for ease of reference, any changes made in response to the Staff’s comments will be made with respect to all Funds, to the extent applicable. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which accompanies this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement.

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October 21, 2013 Page 2

PROSPECTUS

Fund Overview — Key Facts about BlackRock CoRI 2015 Fund

Fees and Expenses of the Fund

Comment No. 1:                   In each Fund’s fee table, on the line for Maximum Deferred Sales Charge for Investor A Shares, please replace “None” with “1.0%”, inasmuch as a 1% contingent deferred sales charge may be assessed in certain circumstances.

Response:               The Trust notes that in the Amendment, footnote 1 to each Fund’s fee table has been revised to reflect a CDSC of 0.75% rather than 1.00%. Accordingly, footnote 1 to each Fund’s fee table has been replaced with the following (additions bolded and underlined; deletions in strikethrough text):

A contingent deferred sales charge (“CDSC”) of ~~[1.00%]~~0.75% is assessed on certain redemptions of Investor A Shares made within ~~[~~18~~]~~ months after purchase where no initial sales charge was paid at time of purchase as part of an investment of ~~[~~$1,000,000~~]~~ or more.

The Trust respectfully declines to delete footnote 1 to the fee table.1  The Maximum Deferred Sales Charge of “None” in each Fund’s fee table is accompanied by footnote 1, which discloses the fact that Investor A shareholders who purchase $1 million or more of Investor A Shares without paying an initial sales charge could be charged a CDSC if they redeem within 18 months. CDSC information with respect to deferred sales charges over time are permitted to be disclosed in footnotes to the Fee Table pursuant to Instruction 2(a) of Item 3 of Form N-1A.  The Trust believes that disclosure of the potential CDSC in a footnote to the fee table would fit within the terms of Instruction 2(a). As an example of what “over time” might mean, Instruction 2(a) states “e.g., _% in the first year after purchase, declining to _% in the year and eliminated thereafter.”  As the Instruction only uses as an example a declining CDSC that changes from year to year, the Funds believe that a CDSC that remains in effect within a time period of 18 months from purchase may also be another type of CDSC that exists “over time.”  In addition, the Trust believes that including this charge in each Fund’s fee table by replacing “None” with “0.75%” would be inaccurate and hence could likely be misleading to shareholders because the 0.75% contingent deferred sales charge is only imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge. For these reasons, the Trust respectfully declines to make the proposed change.

1	The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the responses of BlackRock Global SmallCap Fund, Inc. and other BlackRock funds to similar comments previously received from the Staff.

October 21, 2013 Page 3

Principal Investment Strategies of the Fund — Overview

Comment No. 2:                   In each Fund’s summary prospectus, please delete the caption entitled “Overview” and merge this information with the Fund’s principal investment strategy.

Response:                We note that the caption entitled “Overview” is a subsection under “Principal Investment Strategies of the Fund.” Accordingly, we respectfully submit that the requested change is already subsumed within the “Principal Investment Strategies of the Fund” section of each Fund’s summary prospectus and, therefore, no further changes have been made.

Comment No. 3:                   Although the Fund does not use the term “index” in its name, the Fund seeks to track the total return of the CoRI Index 2015 and the Fund will be marketed to investors as an index fund. Based on our review of the filing, as well as information on BlackRock’s Web site concerning the Index, the CoRI Index 2015 is very different from traditional securities market indexes that other funds track. Traditional securities market indexes passively track the performance of a group of securities related to a particular market segment. Such traditional securities market indexes are generally rebalanced annually. For example, the Russell 2000 tracks the performance of the small cap segment of the market and is rebalanced annually. The CoRI Index 2015, however, does not seek to track a market segment, but instead seeks to track an estimate of the cost of lifetime income, which is generated by BlackRock’s mathematical model, or proprietary methodology. The model uses various factors to estimate the cost of lifetime income, including longevity expectations, interest rates, the rate of inflation, the cost of living, time to retirement and the general appetite that insurance companies have for entering into lifetime income contracts. BlackRock Index Services, LLC, the Affiliated Index Provider, then constructs a portfolio of bonds with the objective of tracking the estimated cost of lifetime income determined by its mathematical model. The portfolio is then rebalanced monthly during the Pre-Maturity Date Period and as frequently as daily during the Post-Maturity Date Period to track the estimates generated by the model. Please respond to the following:

(a)                Why is the use of the term “index” appropriate in connection with a mathematical model that generates an estimate of the cost of lifetime income?

Response:                 We respectfully submit that the use of the term “index” is appropriate in connection with a mathematical model that generates an estimate of the cost of lifetime income. An index is defined as “a statistical measure, typically of a price or quantity, calculated from a representative set of underlying data. . . . [I]ndices differ not only in the underlying data used, but also in the methods used to collect the data, the calculation of the index and their ultimate use. . . . A wide variety of underlying assets or prices may be referenced in an index.”2 Furthermore, “[i]n the case of financial markets, an index is an imaginary portfolio of securities representing a particular market or a portion of it. Each index has its own calculation methodology and is usually expressed in terms of a change from a base value. Thus, the

2	European Commission, Consultation Document on the Regulation of Indices: A Possible Framework for the Regulation of the Production and Use of Indices serving as Benchmarks in Financial and other Contracts, September 5, 2012 (available at http://ec.europa.eu/internal_market/consultations/docs/2012/benchmarks/consultation-document_en.pdf).

October 21, 2013 Page 4

percentage change is more important than the actual numeric value. Stock and bond market indexes are used to construct index mutual funds and exchange-traded funds (ETFs) whose portfolios mirror the components of the index.”3

The CoRI Indexes are comprised of baskets of approximately 300 to 400 fixed-income securities, including corporate U.S. dollar-denominated bonds (issued by U.S. and non-U.S. entities), U.S. government bonds, and Treasuries (bonds and STRIPS). The universe of the securities and the weighting of each security contained in the applicable CoRI Index is based on the Affiliated Index Provider’s proprietary methodology or mathematical model. Each CoRI Index has a “value” or “level” (the “CoRI Index Level”), which is a numerical reference that seeks to estimate the median cost of $1 of future, annual cost of living adjusted lifetime income starting on or about July 1st of the year in which an individual turns 65 (this estimated median cost is referred to as “lifetime income” or the “cost of lifetime income”). Each CoRI Index seeks to track the changes over time in the cost of lifetime income, as delineated by the corresponding CoRI Index Level. For example, the CoRI Index 2015 Level on any given day indicates the cost of lifetime income for an individual turning 65 in 2015, while the CoRI Index 2015 seeks to track the changes over time in the cost of lifetime income for an individual turning 65 in 2015. The weightings of the CoRI Index 2015’s portfolio of holdings are rebalanced on a monthly basis, using the Affiliated Index Provider’s proprietary methodology, in order to more accurately reflect changes in the cost of lifetime income, as delineated by the CoRI Index 2015 Level. The CoRI Index Level does not, and is not intended to, represent the market value of the underlying portfolio of securities comprising the CoRI Index. The Funds are mutual funds that are constructed, in part, based on the securities of which their corresponding CoRI Indexes are comprised and seek to achieve long-term investment results that correspond to the total returns of such Indexes.

We respectfully submit that the CoRI Indexes are not very different from other indices, such as the Russell 2000 Index, that track the changes in the performance of an underlying set of data. Whereas the Russell 2000 Index seeks to track changes over time in the performance of the small cap segment of the market, each CoRI Index seeks to track the changes over time in the expected median cost of lifetime income, as delineated by its CoRI Index Level, using an underlying portfolio of bonds whose value is designed to move in concert with, and reflect the changes in, such cost.

(b)               Please explain to us how various factors, such as longevity expectations, interest rates, the rate of inflation, the cost of living, time to retirement and the general appetite that insurance companies have for entering into lifetime income contracts, are used to estimate the cost of lifetime income.

Response:                As discussed above, each CoRI Index Level is designed to estimate the median cost, at any given time, of $1 of lifetime income starting when an individual turns 65. A CoRI Index Level is initially determined using a multi-step process. The CoRI Index Level starts at $51 (representing $1 of income to be received by an individual each year starting in the year the individual turns 65 through and including the year in which the individual turns 115). The CoRI Index Level is then adjusted up or down based on certain other factors, including life expectancy, cost of living/inflation, interest rates, and the general appetite that insurance companies have for entering into lifetime income contracts. First, because not every person will live until age 115, the CoRI Index Level is reduced using mortality calculations similar to those used by Social Security, pension plans and insurance companies. Then, because of inflation, the cost of living will increase over time. In order to preserve an individual’s purchasing power, the CoRI Index Level incorporates an annual cost of living adjustment beginning at age 65. In addition, changes in interest rates can increase or

3	Source: Investopedia.com.

October 21, 2013 Page 5

decrease the cost of future lifetime income, which will be reflected in the CoRI Index Level. In fact, the factor that will have the largest impact on changes in the daily value of a CoRI Index Level is interest rates. Accordingly, the impact of interest rate changes may cause the CoRI Index Level to fluctuate as frequently as daily. Finally, the general appetite that insurance companies have for entering into lifetime income contracts and the risks that insurance companies perceive in writing such contracts, which are reflected in the cost charged by insurance companies for purchasing such a contract, are factored into the CoRI Index Level. The CoRI Index Level is adjusted upward to reflect the increased cost associated with this risk. These factors are then hedged and discounted to estimate the median cost today for $1 of future lifetime income beginning at age 65. The process used to establish a CoRI Index Level is consistent with standard actuarial processes used to determine the cost of lifetime income, as well as with the manner in which annuity prices are typically determined by insurance companies.

(c)                Please explain to us how estimates of the cost of lifetime income are used to construct a portfolio of bonds. For example, how is the cost of lifetime income used to determine the amount of a portfolio allocated to U.S. Treasuries and corporate bonds.

Response:                As discussed above, each CoRI Index Level is designed to estimate the cost of lifetime income at any given point in time. The expected cost of lifetime income, as estimated by each CoRI Index Level, represents the present value of a series of lifetime contingent cash flows.4 This series of cash flows has certain characteristics, such as duration and spread duration, among others, that can be quantified and measured. These characteristics represent the degree to which the value of the cash flows and, in turn, the CoRI Index Level, is affected by factors such as interest rate fluctuations. An investable portfolio of fixed income securities (including corporate U.S. dollar-denominated bonds, U.S. government bonds and U.S. Treasury STRIPS) is constructed for each CoRI Index, the holdings and weightings of which are designed to approximate the characteristics of the series of cash flows that corresponds to the applicable CoRI Index Level. In order to seek to track the changes over time (both increases and decreases) in the expected cost of lifetime income, as delineated by the applicable CoRI Index Level, each CoRI Index’s portfolio of securities will be rebalanced monthly to the extent necessary to approximate the characteristics of the portfolio to that of the series of cash flows that corresponds to such CoRI Index Level.

(d)               Please explain also how the factors identified above (e.g., interest rates) would affect the selection of fixed income securities for the portfolio.

Response:                The factors primarily used to calculate a CoRI Index Level include longevity expectations for U.S. adults, interest rates, time to retirement and the general appetite that insurance companies have for entering into lifetime income contracts. Longevity expectations are taken from widely used sources and account for the longer lives that are expected for each progressive generation of retirees. Each CoRI Index Level includes a cost of living adjustment

4	The methodology used to determine such present value is similar to that used in valuing a bond, which involves calculating the present value of the bond’s future expected cash flows.

October 21, 2013 Page 6

that is determined based on yields for U.S. Treasury Inflation Protected Securities (i.e., the TIPS curve) and observed historical inflation over time. As discussed above, a bond portfolio is constructed for each CoRI Index to approximate the characteristics of the series of cash flows that corresponds to the applicable CoRI Index Level, resulting in a portfolio designed to move in concert with the changes in value of such cash flows. Each CoRI Index’s portfolio holdings, and the weightings of those holdings, are designed to track the changes in the expected cost of lifetime income, as delineated by the applicable CoRI Index Level. Accordingly, to the extent that the value of a CoRI Index’s underlying bond portfolio is affected by changes in interest rates, for example, those changes will also be reflected in the corresponding CoRI Index Level. As interest rates fluctuate, the value of the cash flows fluctuates, causing the CoRI Index Level and the value of the corresponding CoRI Index’s bond portfolio to fluctuate.

(e)                Please explain to us the purpose of rebalancing the Index. In addition, does the term “rebalance,” as used by the Fund, refer to changing the components of the Index? Or, does it refer to changing the weighting of the components of the Index?

Response:                Each CoRI Index is rebalanced on a monthly basis in order to more accurately track the changes in the cost of lifetime income, as delineated by the applicable CoRI Index Level. For these purposes, the term “rebalancing” refers to changes in the components and/or weighting of the components of the CoRI Index. The components and/or weighting of a CoRI Index’s portfolio may be changed to the extent necessary for the CoRI Index’s portfolio to approximate changes in the characteristics of the series of cash flows that corresponds to the applicable CoRI Index Level. In addition, the components of a CoRI Index will change when a bond within a CoRI Index reaches maturity and is therefore no longer a component of the CoRI Index, in which case, a new bond may subsequently be added as a component of the CoRI Index to replace the mature bond.

(f)                How is rebalancing monthly or as frequently as daily consistent with passive investing?

Response:                As registered investment companies, the Funds seek to achieve their respective objectives by pursuing a passive investment strategy. As a result, the Funds do not seek to invest in control positions of the underlying portfolio companies or issuers in which they are investing. Nevertheless, as discussed above, the CoRI Indexes are periodically rebalanced in order to seek to track the changes in the cost of lifetime income as delineated by the applicable CoRI Index Level. Each Fund’s objective seeks to provide long-term investment results that correspond to the total return of its benchmark CoRI Index. In order to achieve this objective, a Fund will periodically rebalance its portfolio to more closely align its content and weightings with those of its benchmark CoRI Index. A Fund’s portfolio turnover rate will be affected by the extent and frequency of its rebalancing in pursuit of its objective. This portfolio turnover does not, however, change the Funds’ pursuit of a passive investment strategy.

October 21, 2013 Page 7

Comment No. 4:                   It is unclear how this Fund is intended to operate for an investor. Please respond to the questions set forth below. We may have additional comments after reviewing your responses.

(a)                The last sentence of the second paragraph states that “the CoRI Index 2015 . . . will seek to estimate the cost of lifetime income for an individual turning 65 in the year 2015.” What is meant by the “cost of lifetime income”? How is that quantified?

Response:               As discussed above, each CoRI Index Level represents the expected cost of lifetime income starting on or about July 1st of the year in which an individual turns 65. The CoRI Index Level is designed to converge to the median price of an immediate annuity for an individual turning 65 in the corresponding CoRI Index’s Maturity Year. As a result, during the Post-Maturity Date Period, the cost of lifetime income as measured by the CoRI Index Level represents the expected median price of an immediate annuity for an individual who turned 65 in the Maturity Year.

The following disclosure has been added to the section of the statutory prospectus entitled “Details About the Funds” under the subsection “Index Overview”:

Each CoRI Index has a “value” or “level” (the “CoRI Index Level”), which is a numerical reference that seeks to estimate the median cost of $1 of future, annual cost of living adjusted lifetime income starting on or about July 1st of the Maturity Year (this estimated median cost is referred to as “lifetime income” or the “cost of lifetime income”). Each CoRI Index Level is calculated using a proprietary methodology, which takes into account various factors, including interest rates, rates of inflation, and the cost of living (see “Index Methodology” below). A CoRI Index Level is designed to converge to the median price of an immediate annuity for an individual turning 65 in the corresponding CoRI Index’s Maturity Year. Accordingly, during the Post-Maturity Date Period, the cost of lifetime income as measured by a CoRI Index Level is intended to represent the expected median price of an immediate annuity for an individual that turned 65 in the applicable Maturity Year. A CoRI Index Level does not, and is not intended to, represent the market value of the underlying portfolio of securities comprising the CoRI Index.

An individual can refer to the CoRI Index Level to determine the amount of current retirement savings he or she needs to have at present in order to generate $1 of annual lifetime income starting on or about July 1st of the year in which the individual turns 65. For example, if an individual will turn 65 years old in 2015, and as of August 30, 2013 the CoRI Index 2015 Level is $18.21, then that individual would need to have current retirement savings of $18.21 as of August 30, 2013, based on the estimated median cost thereof as of August 30, 2013, in order to generate $1 of annual lifetime income starting on or about July 1, 2015. By multiplying the current CoRI Index 2015 Level by the amount of desired annual lifetime income an individual wants to receive starting on or about July 1, 2015, the individual can determine the amount of current retirement savings he or she would need to have as of August 30, 2013 in order to achieve this objective.

October 21, 2013 Page 8

$41,186	x	$18.21	=	$750,0005
Desired Amount of Annual Lifetime Income Starting on or about 7/1/2015		CoRI Index 2015 Level as of 8/30/2013		Amount of Retirement Savings Needed as of 8/30/2013 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

Another way an individual can use the CoRI Index Level is to determine the estimated amount of annual lifetime income he or she can potentially earn starting on or about July 1st of the year in which he or she turns 65, based on his or her current level of retirement savings. For example, if an individual will turn 65 in the year 2015 and, as of August 30, 2013, he or she has $750,000 in retirement savings, the individual can calculate the estimated amount of annual lifetime income he or she can potentially generate, based on the estimated cost thereof as of August 30, 2013. Specifically, if the individual divides his or her current amount of retirement savings ($750,000) by the CoRI Index 2015 Level as of August 30, 2013 ($18.21), the result will be the estimated amount of annual lifetime income that the individual can potentially generate starting on or about July 1, 2015, based on the estimated cost thereof as of August 30, 2013.

$750,000	÷	$18.21	=	$41,1866
Retirement Savings as of 8/30/2013		CoRI Index 2015 Level as of 8/30/2013		Estimated Amount of Annual Lifetime Income Starting on or about 7/1/2015 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

The individual can then invest in the CoRI 2015 Fund in order to seek to track the cost of the annual lifetime income that he or she is seeking. Using the above example, if the individual invests $750,000 in the CoRI 2015 Fund on August 30, 2013, and following such investment, the CoRI Index 2015 Level increases to $18.31 as of October 30, 2013, the CoRI 2015 Fund’s return, if it is successful in achieving its objective, will appreciate by a commensurate amount (i.e., approximately $4,119). The reason is that the CoRI 2015 Fund’s objective is to seek to provide long-term investment results that correspond to the total return of the CoRI Index 2015, and the CoRI Index 2015, in turn, seeks to track the changes over time in the cost of lifetime income, as delineated by the CoRI Index 2015 Level.

($750,000	+	$4,1197)	÷	$18.31	=	$41,1868
Investment on 8/30/2013		Appreciation as of 10/30/2013		CoRI Index 2015 Level as of 10/30/2013		Estimated Amount of Annual Lifetime Income Starting on or about 7/1/2015 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

5	This amount has been rounded to the nearest dollar.
6	This amount has been rounded to the nearest dollar.
7	This amount has been rounded to the nearest dollar.
8	This amount has been rounded to the nearest dollar.

October 21, 2013 Page 9

Similarly, using the above example, if the individual invests $750,000 in the CoRI 2015 Fund on August 30, 2013, and following such investment, the CoRI Index 2015 Level decreases to $18.11 as of October 30, 2013, the CoRI 2015 Fund’s return, if it is successful in achieving its objective, will depreciate by a commensurate amount (i.e., approximately $4,119).

($750,000	-	$4,1199)	÷	$18.11	=	$41,18610
Investment on 8/30/2013		Depreciation as of 10/30/2013		CoRI Index 2015 Level as of 10/30/2013		Estimated Amount of Annual Lifetime Income Starting on or about 7/1/2015 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

The examples set out above have been added to the section of the statutory prospectus entitled “Details About the Funds” under the subsection “Index Methodology” in order to address the Staff’s concerns.

(b)               Would an investor remain in the Fund after the specified date? If not, how and where would the “lifetime income” be generated?

Response:               The Fund’s objective is not to provide investors with a target level of income. The Fund seeks to provide long-term investment results that correspond to the total return of the applicable CoRI Index. Each CoRI Index, in turn (and as discussed above), seeks to track the changes over time in the cost of lifetime income (i.e., the expected median cost of $1 of future, annual, cost of living adjusted lifetime income starting on or about July 1st of the Maturity Year (the year in which an individual turns 65)), as delineated by its CoRI Index Level. Thus, if the Fund is successful in achieving its investment objective, the Fund will provide an investor a total return equal to the change (whether an increase or a decrease) in the cost of the investor’s target lifetime income (i.e., the $4,119 return/loss in the example set forth above). However, neither the Fund’s objective of providing long-term results that correspond to the total return of its corresponding CoRI Index, nor the CoRI Index’s goal of seeking to track the changes in the cost of lifetime income, as represented by its CoRI Index Level, is a guarantee that an investor in a Fund will realize a certain level of annual lifetime income in retirement or that a particular annuity or other retirement income product will be available at that time.

Investors have the option of remaining invested in a given Fund for up to 10 years following June 30th of the Fund’s target year (i.e., the year in which the investor turns 65). When an investor turns 65, he or she, upon consultation with his or her financial advisor, may determine whether to remain invested in the Fund. If an investor elects to redeem his or her position in a Fund upon or after turning 65 years old, the investor should consult with his or her financial advisor to determine investment alternatives (e.g., investing in an annuity or other retirement

9	This amount has been rounded to the nearest dollar.
10	This amount has been rounded to the nearest dollar.

October 21, 2013 Page 10

income product) that will allow the investor to achieve his or her goals of achieving a certain level of annual lifetime income in retirement. The manner in which lifetime income would be generated outside of investment in a Fund is something that should be determined by an investor, in consultation with his investment advisor.

In addition to the examples noted above, the following disclosure has been added to the section of the summary prospectus entitled “Principal Investment Strategies of the Fund” under the subsection “Overview” in order to address the Staff’s concerns:

On or after the Maturity Date, an investor in the Fund has the option of (i) remaining in the Fund for the duration of the Post-Maturity Date Period, or (ii) liquidating his or her holdings in the Fund and working with his or her financial advisor to transfer his or her investment in the Fund to an alternative retirement solution (e.g., an annuity or other retirement income product).

. . . .

The CoRI 2015 Fund and the CoRI Index 2015 are not, and do not represent a guarantee of any kind. Their returns, and the value of your investment in the Fund, do not reflect the fees and expenses that may be associated with an annuity or any other retirement income product that an individual may purchase, or any assumption that such a product will be available for purchase at the time of retirement. Investing involves risk, including possible loss of principal. Neither the CoRI 2015 Fund nor the CoRI Index 2015 guarantees future income or protects against loss of principal. There can be no assurance that an investment strategy based on the CoRI Index 2015 will be successful.

(c)                Is it the objective of the Index and, in turn, the Fund, to produce sufficient returns to enable an investor turning 65 in 2015 to purchase a lifetime annuity?

Response:               As discussed above, the objective of the CoRI 2015 Fund is to provide long-term investment results that correspond to the total return of the CoRI Index 2015. The objective of the CoRI Index 2015 is to seek to track the changes over time in the cost of lifetime, starting on or about July 1, 2015, for an individual turning 65 in the year 2015. Thus, as discussed above, if the CoRI 2015 Fund achieves its investment objective of attaining investment results that correspond to those of the CoRI Index 2015, the CoRI 2015 Fund will produce total returns (whether increased or decreased) for investors equal to the changes over time in the expected cost of lifetime income, as delineated by the CoRI Index 2015 Level and tracked by the CoRI Index 2015. Because the CoRI Index 2015 Level is designed to converge to the median price of an immediate annuity for an individual turning 65 in the year 2015, the CoRI 2015 Fund will indirectly seek to provide investors with long-term investment results that correspond to the changes in the expected median price of an immediate annuity, as estimated by the CoRI Index 2015 Level. It is important to note, however, that these investment results could mean an increase or decrease in the Fund’s returns, depending on the changes in the

October 21, 2013 Page 11

CoRI Index 2015 Level over time.

An investor may elect to remain in the CoRI 2015 Fund for up to 10 years following the Maturity Date (on or about June 30, 2015) or, at any time starting on or about July 1, 2015 (the Post-Maturity Date Period), may elect to redeem his or her position in the CoRI 2015 Fund, in which case the investor should consult with his or her financial advisor about investment alternatives, such as transferring his or her investment in the Fund to an alternative retirement solution (e.g., investing in an annuity or other retirement income product), that will allow the investor to achieve his or her goals of achieving a certain level of annual lifetime income in retirement.

(d)               Please explain how the index and Fund are expected to operate, including clearly explaining the “Pre-Maturity” and “Post-Maturity” date periods.

Response:               The Fund does not operate any differently during the Pre-Maturity and Post-Maturity Date Periods. Likewise, during both the Pre-Maturity and Post-Maturity Date Periods, each CoRI Index seeks to track the changes over time in the expected cost of lifetime income starting on or about July 1st of the Maturity Year, as delineated by the CoRI Index Level. During the Pre-Maturity Date Period, however, such cost is adjusted to the present value, whereas no such adjustment is made during the Post-Maturity Date Period.

To address the Staff’s concerns, the disclosure in the section of the summary prospectus entitled “Principal Investment Strategies of the Fund” under the subsection “Overview” and in the section of the statutory prospectus entitled “Details About the Funds” under the subsection “Fund Overview” has been revised. The following is an example of the revised description of the Pre-Maturity Date Period for the CoRI 2015 Fund (the excerpt below highlights only those changes made in response to comment 4(d) (additions bolded and underlined; deletions in strikethrough text)):

During the Pre-Maturity Date Period, the Fund will seek to provide long-term investment results that correspond to the total return of the CoRI Index 2015. During this period, the CoRI Index 2015 will, in turn, seek to ~~estimate~~ track the changes over time in the expected median cost of lifetime income for an individual turning 65 in the year 2015, adjusted to present value.

The following is an example of the revised description of the Post-Maturity Date Period for the CoRI 2015 Fund (the excerpt below highlights only those changes made in response to comment 4(d) (additions bolded and underlined; deletions in strikethrough text)):

During the Post-Maturity Date Period, the Fund’s objective will remain the same and thus will continue to seek to provide long-term investment results that correspond to the total return of the CoRI Index 2015. The CoRI Index 2015 will, in turn, continue to seek to track the changes over time in the expected median ~~actual~~ cost of lifetime income for an individual who turned 65 in the year 2015, but without the present value adjustment

October 21, 2013 Page 12

that is made during the Pre-Maturity Date Period.

(e)                Please explain whether the Index seeks to estimate the present cost of lifetime income or the cost in 2015.

Response:               During both the Pre-Maturity Date Period and Post-Maturity Date Period, the CoRI Index 2015 seeks to track the changes over time in the cost of lifetime income, as delineated by the CoRI Index 2015 Level. The CoRI Index 2015 Level at all times represents the expected cost of lifetime income. During the Pre-Maturity Date Period, however, the CoRI Index 2015 Level adjusts the expected cost of lifetime income to present value, whereas no such adjustment is made during the Post-Maturity Date Period.

Comment No. 5:                   The Post-Maturity Date Period. This paragraph indicates that the Fund may make distributions of return of capital. Please include in the discussion of the risks of investing in the Fund an explanation of return of capital and the potential tax consequences associated with returns of capital.

Response:               The requested changes have been made. In addition, the following sentence from the above-referenced paragraph has been revised to read as follows (additions bolded and underlined; deletions in strikethrough text): “The Fund ~~will~~ may seek to increase the amount of ~~dividends and~~ distributions paid to investors during the Post-Maturity Date Period, which may include ~~a~~ returns of capital.”

Comment No. 6:                   The Post-Maturity Date Period. The last sentence of this paragraph states that if an investor decides to reinvest all dividends and distributions in additional shares of the Fund, the investor can potentially realize investment results that exceed the total return of the Index. Please provide us with an example explaining how reinvesting dividends and distributions can result in returns exceeding that of the Index the Fund is tracking. We may have additional comments after reviewing your response.

Response:               After an investor turns 65, each year the investor remains invested in a Fund represents one year less of targeted lifetime income that the investor needs. Following the target year (the year in which an investor turns 65), the investor’s remaining years in retirement decrease, meaning that the investor needs to generate an increasingly smaller amount of total lifetime income. As a result of this decrease in the total amount of lifetime income that needs to be generated, the total cost of lifetime income will also decrease so that, all other factors being equal, a CoRI Index Level will gradually decline following the target year. Accordingly, when an investor that has reached 65 years of age reinvests all dividends and distributions in additional shares of the Fund, the investor’s purchasing power in retirement will potentially increase. In other words, for each year following the target year during which the investor remains in the Fund, the cost of generating the investor’s targeted stream of annual lifetime income becomes less expensive because there is one less year of lifetime remaining, thereby increasing the investor’s purchasing power.

To address the Staff’s concerns, the referenced text has been deleted and replaced with the following:

During this period, an investor may elect to receive dividends and/or distributions in cash, instead of reinvesting them in additional shares of the Fund. However, if an investor decides to reinvest all dividends and distributions in additional shares of the Fund, the investor can potentially generate a

October 21, 2013 Page 13

greater amount of annual lifetime income than initially targeted.

In addition, the following example has been added to the section of the prospectus entitled “Details About the Funds” under the subsection “Fund Overview”:

Moreover, as stated above, if, during the Post-Maturity Date Period, an investor decides to reinvest all dividends and distributions in additional shares of the CoRI 2015 Fund, the investor can potentially generate a greater amount of annual lifetime income than initially targeted. Using the example set forth above, wherein an investor needs $750,000 on August 30, 2013 in order to potentially realize $41,186 in annual lifetime income starting on or about July 1, 2015, if one year following the Maturity Date (i.e., July 1, 2016) the CoRI Index 2015 Level has decreased to $17.48 (each year following the Maturity Date, the CoRI Index Level is expected to decrease to reflect that there is one less year of lifetime income to be generated, all other factors being equal), the investor can potentially receive a distribution of $30,000 and still have a sufficient amount invested in the Fund to track the initial targeted amount of $41,186 in annual lifetime income.

.

$41,186	x	$17.48	=	$720,000[11]
Desired Amount of Annual Lifetime Income Starting on or about 7/1/2015		CoRI Index 2015 Level as of 7/1/2016		Amount of Retirement Savings Needed as of 7/1/2016 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

($750,000	-	$720,00012)	=	$30,000
Amount Invested on 8/30/2013		Amount of Retirement Savings Needed as of 7/1/2016 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)		Potential Distribution of $30,000 on 7/1/2016

If the investor decides to reinvest his or her $30,000 distribution in additional shares of the CoRI 2015 Fund, the investor’s estimated annual lifetime income in retirement would potentially increase by $1,716 per year to reflect the investor’s increased purchasing power in the CoRI 2015 Fund.

$30,000	÷	$17.48	=	$1,716[13]
Amount Reinvested as of 7/1/2016		CoRI Index 2015 Level as of 7/1/2016		Estimated Amount of Additional Annual Lifetime Income Resulting from $30,000 Reinvestment (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

[11]	This amount has been rounded to the nearest dollar.

[12]	This amount has been rounded to the nearest dollar.

[13]	This amount has been rounded to the nearest dollar.

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Accordingly, the investor’s targeted estimated annual lifetime income could potentially increase from $41,186 per year at age 65, to $42,902 per year at age 66, due to the additional $1,716 per year in potential annual lifetime income resulting from the $30,000 reinvestment.

$41,186	+	$1,716	=	$42,90214
Desired Amount of Annual Lifetime Income Starting on or about 7/1/2015		Increase in Annual Lifetime Income Starting on 7/1/2016		Estimated Amount of Annual Lifetime Income Remaining as of 7/1/2016 (does not reflect any fees and expenses that may be associated with an annuity or other retirement income product)

Principal Investment Strategies of the Fund — Principal Investment Strategies

Comment No. 7:                   In each Fund’s summary prospectus, the first paragraph of the “Principal Investment Strategies” section states that the Fund will invest at least 80% of its assets “in fixed-income securities or other financial instruments . . . that are components of or have economic characteristics similar to the securities included in the CoRI Index 2015 or to the securities of issuers contained in the CoRI Index 2015.” (Emphasis added.) Please explain the distinction between the two types of securities set forth in bold font.

Response:               As disclosed in the Registration Statement, the CoRI Index 2015 is comprised of approximately 300 to 400 fixed-income securities, including corporate U.S. dollar-denominated bonds (issued by U.S. and non-U.S. entities), U.S. government bonds, and Treasuries (bonds and STRIPS). The reference to the “securities included in the CoRI Index 2015” means these 300 to 400 securities that comprise the CoRI Index 2015. The 300 to 400 securities contained in the CoRI Index 2015 are issued by various issuers. In circumstances where the CoRI 2015 Fund is not able to purchase a specific STRIP that is contained in the CoRI Index 2015, Fund management may choose to purchase, for example, a STRIP that is not contained in the CoRI Index 2015 but that has economic characteristics similar to the STRIP contained in the CoRI Index 2015 and that is issued by an issuer of one or more securities contained in the CoRI Index 2015. Securities or other financial instruments will be counted towards the CoRI 2015 Fund’s 80% policy if they (a) are components of the CoRI Index 2015, or (b) have economic characteristics similar to securities contained in the CoRI Index 2015 and are issued by issuers of securities contained in the CoRI Index 2015. The relevant portion of the investment strategy has been revised as follows (additions bolded and underlined; deletions in strikethrough text):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed-income securities or other financial instruments, including derivatives, that (a) are components of the CoRI Index 2015, or (b) have economic characteristics similar to ~~the~~ securities ~~included~~ contained in the CoRI Index 2015 ~~or to the securities of~~ and are issued by issuers of securities contained in the CoRI Index 2015.

Comment No. 8:                   The second paragraph on page 5 states that the Fund expects to maintain a duration that is within +/- 1.5 years of the duration of the CoRI Index 2015. Please disclose the current duration of the CoRI Index 2015.

Response:               The requested change has been made.

14	This amount has been rounded to the nearest dollar.

October 21, 2013 Page 15

Comment No. 9:                   The fourth paragraph on page 5 states that the goal of the overlay strategy is to offset the effects of fee drag and tracking error on the Fund’s total return. Please revise this disclosure in plain English.

Response:               The requested change has been made. The referenced disclosure has been replaced with the following (additions bolded and underlined; deletions in strikethrough text):

The goal of this overlay strategy is to offset the ~~effects of fee drag and tracking error on~~ potential deviation of the Fund’s total return relative to that of the CoRI Index 2015, as described in “Tracking Error Risk” below; this strategy is not designed to outperform the Index, but rather, to better align the Fund’s performance (net of Fund fees and expenses) with that of its benchmark index.

Comment No. 10:               The fifth paragraph on page 5 indicates that below investment grade securities include those rated BBB or lower by S&P or Fitch. This is inconsistent with the first paragraph on page 5, which indicates that investment grade securities include securities rated BBB- by S&P or Fitch. Please revise the fifth paragraph to specify that below investment grade securities include those rated below BBB- by S&P or Fitch.

Response:               The definition of “investment grade securities” has been replaced with the following definition:

Investment grade securities are those that, at the time of purchase, are rated in the higher rating categories by at least one of the recognized rating agencies (BBB or higher by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”) or Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”)) or are determined by BlackRock to be of similar quality.

The definition of “below investment grade securities” has been replaced with the following definition:

Below investment grade securities are securities that, at the time of purchase, are rated in the lower rating categories by at least one of the recognized rating agencies (BB or lower by S&P or Fitch, or Ba or lower by Moody’s) or are determined by BlackRock to be of similar quality.

Comment No. 11:               The sixth paragraph on page 5 states that the Fund may invest in various derivative instruments, including credit default swaps and total return swaps.

(a)                First, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:               The Trust has considered the staff observations concerning derivatives disclosure in the above-referenced letter.

October 21, 2013 Page 16

(b)               Second, please explain to us how each Fund will value derivatives for purposes of the Fund’s policy to invest 80% of its net assets plus borrowings for investment purposes in securities in the Index.

Response:               Each Fund intends to value derivatives using either the mark to market value, if available, or the fair market value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board of Trustees.

Comment No. 12:

(a)                Please note that when the Fund invests in derivative instruments, including total return swaps and credit default swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:               The Trust is aware of its obligations under Release 10666 and that the Commission or Staff may, in the future, issue additional guidance regarding the use of derivatives, including total return swaps, and such guidance may impact the asset coverage requirements, which could affect the manner in which the Funds operate.

(b)               Please disclose in an appropriate location of the registration statement an explanation as to how the Fund will segregate assets to meet its obligations under Section 18 of the Investment Company Act of 1940.

The Trust respectfully submits that an explanation as to how each Fund will segregate assets to comply with Section 18 of the 1940 Act is already provided both in the prospectus (“Leverage Risk”) and in the SAI (Part I, under “Investment Restrictions—Notes to Fundamental Investment Restrictions” and Part II, under “Investment Risks and Considerations” in the following subsections: Limitations on Leverage; Limitations on Currency Transactions; Risk Factors in Derivatives; Total Return Swap Agreements; Interest Rate Swaps, Caps and Floors; Call Options; and Put Options). Accordingly, no further changes have been made.

(c)                Please include an affirmative statement that if the Fund sells credit default swaps or credit default index swaps, it will segregate the full notional value of the swap agreement.

Response:               If a Fund writes (sells) a credit default swap or credit default index swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

October 21, 2013 Page 17

Details About the Funds — Principal Risks of Investing — Index Risk (page 48)

Comment No. 13:               The second paragraph of this section indicates that BlackRock Index Services, LLC, a subsidiary of BlackRock, Inc., is the Affiliated Index Provider. Please inform us whether the Funds will pay any licensing fees related to the use of the indexes. If any licensing fees will be paid, please inform us how such fees will be reflected in the fee table. We may have additional comments after reviewing your response.

Response:               Neither the Trust nor the Funds will pay any licensing fees to BlackRock Index Services, LLC, BlackRock, Inc., or any of their respective affiliates related to the use of the CoRI Indexes.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Notations Regarding the Fund’s Fundamental Investment Restrictions (page I-7)

Comment No. 14:               The second paragraph of this section states in part that the concentration policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions[.]” Please insert the term “tax-exempt” at the beginning of this phrase. See Investment Company Act Release No. 9785 (May 31, 1977).

Response:               The Trust respectfully declines to make the requested change. We respectfully submit that the tax status of a security is not meant to define, and should not be the determinative factor for purposes of defining, whether a security is considered part of an industry. Rather, the determinative factor is whether the issuer of the security is, or is deemed to be, a governmental entity. As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”), “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (Emphasis added). In addition, the Release, in discussing diversification, states that “‘issuer’ … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security.” As such, if a governmental entity is guaranteeing the security, it should be considered the “issuer” of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt. There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances. Also, we note that this approach is in accordance with the discussion regarding the identification of issuers of securities contained in the report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the America Bar Association.15

PART C — OTHER INFORMATION

Signatures

[15]	See “The Report of the Task Force on Investment Company Use of Derivatives and Leverage,” Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010), available at http://apps.americanbar.org/buslaw/blt/content/ibl/2010/08/0002.pdf.

October 21, 2013 Page 18

Comment No. 15:               We note that the Board of Trustees has not been selected and that the Registration Statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the Registration Statement will be signed by a majority of Trustees as required by the Section 6(a) of the Securities Act of 1933 (“Securities Act”). In addition, please ensure that once the Board has been selected, the Statement of Additional Information includes, for each Trustee, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee. See Item 17(b)(10) of Form N-1A.

Response:               As of the date of this letter, the full Board of Trustees has been properly constituted and the Amendment, when filed, will contain the information about the members of the Board as required by Item 17(b)(10) of Form N-1A and will be signed by a majority of the Trustees as required by Section 6(a) of the Securities Act.

GENERAL COMMENTS

Comment No. 16:               Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:               In response to your comments, consistent revisions have been made throughout the Amendment to similar disclosure, to the extent applicable.

Comment No. 17:               We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:               Your comment is noted.

Comment No. 18:               If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response:               The Trust will identify any such information supplementally before filing a final pre-effective amendment.

Comment No. 19:               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response:               The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

Comment No. 20:               Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

October 21, 2013 Page 19

Response:                The Amendment accompanies this letter.

Comment No. 21:               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:                Your comment is noted.

Comment No. 22:               Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:               Your comment is noted. The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s filings.

* * * * * * *

October 21, 2013 Page 20

We believe that the above responses adequately respond to the concerns raised in your comment letter. Please do not hesitate to contact me at (212) 728-8813 or Maria Gattuso at (212) 728-8294 if you have comments or if you require additional information regarding the Trust.

Respectfully submitted,

/s/ Diana N. Huffman

Diana N. Huffman

cc:	Ben Archibald, Esq. Gregory Daddario, Esq. Maria Gattuso, Esq.